UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Broockman, Eric. C.
   5217 Old Spicewood, SP. #203
   Austin, TX  78731
2. Date of Event Requiring Statement (Month/Day/Year)
   06/13/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP & GM, Crystal Semi Prod Div

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 302                 D

Table II   Derivative Securitites Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
-----------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       04/30/07  Common Stock                 16,450     $9.1875    D
(right to buy)
Incentive Stock Option (right   (2)       04/30/07  Common Stock                 29,550     $9.1875    D
to buy)
Non-Qualified Stock Option       05/20/98 05/20/07  Common Stock                 6,000      $10.5000   D
(right to buy)

Explanation of Responses:

(1)
7,783 shares excercisable on 4/30/98 and the remaining 8,667 shares vest periodically thru 2/13/99.
(2)
10,883 shares exercisable on 4/30/98 and the remaining 18,667 shares vest periodically thru 9/25/00.

SIGNATURE OF REPORTING PERSON
/S/ ERIC C. BROOCKMAN
DATE 06/18/97